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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                            Form 20-F__X__  Form 40-F ____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                  Yes____   No__X__

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                  Yes____   No__X__

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                                  Yes____   No__X__

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                ENDESA Raises Its Global Power Output by 13.2%;
                   Preliminary figures for first quarter 2005

     NEW YORK--(BUSINESS WIRE)--April 28, 2005--ENDESA--

     -- Growth in generation in Europe and Latin America of 72.7% and 7.9%, respectively, underpinned the sharp rise in production.

     -- The company produced a total of 48,363 GWh in the first three months of 2005, of which 24,506 GWh were in Spain, a 2.8% increase on the year before.

     -- ENDESA's CCGTs increased their generation by 88.6% in the three-month period and now represent 17% of its global production.

     --   49% of ENDESA's total energy is generated outside Spain.

     ENDESA (NYSE:ELE) produced a total of 48,363 GWh of power in the first quarter of 2005, an increase of 13.2% on the same period last year. All areas of generation registered increases, led by the 72.7% rise in Europe and the 7.9% increase in Latin America. Output in Spain through March reached 24,506 GWh, a yoy increase of 2.8%. ENDESA currently generates 49% of its power outside Spain.
     Generation at ENDESA's CCGTs surged 88.6% (to 8,055 GWh), while coal-fired production increased by 34.8% (to 15,702 GWh). However, ENDESA's total hydro output fell 1.3% (to 11,285 GWh) on the back of the 41.6% fall in production in Spain owing to the scant level of rainfall during the period. Nonetheless, this was far lower than the average decline of over 50% for the entire sector in Spain.
     The low rainfall was also behind the surge in fuel-powered generation, which in the Spanish market grew by 254%. Nuclear generation increased 1.3% (to 6,385 GWh) and renewable/CHP output by 5.8% (to 476 GWh).
     ENDESA boasts a balanced production mix: 23% of GWh produced at all its plants is hydro based, 33% is coal, 13% is nuclear, 13% fuel-oil/gas, 17% is from CCGTs and 1% from renewables/CHP.
     This balanced mix provides ENDESA with stable generation in different scenarios, making it less vulnerable to hydro volatility in the mainland or to swings in oil and gas prices.

     Output by region

     ENDESA produced 24,506 GWh of power in Spain in 1Q05, 2.8% more than in 1Q04. Power output in the ordinary peninsular system was 20,684 GWh -a 1.9% rise- and in the Balearic and Canary Islands and Ceuta-Melilla systems the Company produced 3,353 GWh, an increase of 7.8%. Energy produced via CCGTs and renewables/CHP rose 4.2% (to 469 GWh) and via wind power by 14.4%.
     ENDESA's hydro output in Spain fell 41.6% in the period to 1,704 GWh, owing to the low level of rainfall in the three-month period.
     The rest of ENDESA's technologies recorded sharp increases in production. Generation by the coal plants (10,618 GWh) and CCGTs (1,869 GWh) increased by 5.4% and 27.9%, respectively, due to a higher load factor. Nuclear output (6,385
GWh) was down a slight 1.3%, while net output from ENDESA's fuel-gas plants advanced 39.8% to 3,461 GWh.
     ENDESA produced 14,558 GWh in Latin America through March, 7.9% more than in the first three months of 2004. Driving this growth was the recovery of demand in Argentina, which result in a sharp increase in the country's energy needs. ENDESA's output in Argentina rose 14% to 4,719 GWh and in Peru by 23.5% to 1,554 GWh. Also noteworthy was the 8.8% increase in generation in Chile (to 4,301 GWh). ENDESA's output in Colombia rose 0.7%, to 2,855 GWh, but in Brazil it fell 13.8% to 1,129 GWh owing to lower production at the Fortaleza plant.
     ENDESA also posted a hefty 72.7% rise in production in Europe in 9,299 GWh, driven in part by the consolidation of French generator Snet, over which ENDESA secured control at the beginning of September last year.
     Production in Italy through March was 6,081 GWh, 13% higher than the 5,384 GWh produced in the first three months of 2003. Growth there was the result of the start-up of new CCGT production (energy produced by this type of technology doubled to 2,783 GWh) and the jump in coal-fired output (14.5% to 1,522 GWh), in line with ENDESA's repowering strategy for Italy, which entails the substitution of fuel-oil (1,084 GWh) by coal and gas. Hydro output in Italy grew 43% to 685 GWh and wind generation to 7 GWh.
     Snet produced 3,218 GWh of output in the first three months of 2005.

     * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of ENDESA filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of ENDESA filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


     CONTACT: ENDESA
              North America Investor Relations Office
              David Raya, 212-750-7200
              http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: April 28th, 2005                 By:    /s/ David Raya
                                               ---------------------------------
                                        Name:  David Raya
                                        Title: Manager of North America Investor
                                               Relations